January 28, 2015

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	The Teardroppers, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed January 20, 2015, File No. 333-197889

Dear Ladies and Gentlemen:

At the request of The Teardroppers, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 26, 2015 from Celeste M. Murphy on behalf of Larry Spirgel, Assistant Director to the Commission to Ray Gerrity, President of the Company, relating to Amendment No. 4 to the registration statement on Form S-1 of the Company filed with the Commission on January 20, 2015 (the “Registration Statement”).  We have filed simultaneously Amendment No. 6 to the Registration Statement and have attached a marked copy of such Amendment No. 6 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

Note 10- Restated Financial Statements, page F-9

1.Please update to include the restated balance sheets, statements of operations and statements of cash flows from inception to September 30, 2014, with separate columns for “Originally Reported,” “Restated” and “Difference.”

Response

We have updated Note 10 on page F-9 to include restated balance sheets, statements of operations and statements of cash flows from inception to September 30, 2014 with separate columns for “Originally Reported”, “Restated” and “Difference”. The “Originally Reported” balances were filed in our Amendment No. 2 to our Form S-1 filed with the Securities and Exchange Commission on December 3, 2014. We believe it necessary for the sake of consistency to restate these interim financial statements in the Amendment No. 6 to our Form S-1 due to the material impact of the loan agreement with Gemini Southern, LLC dated December 12, 2014 which is described in Note 10 on page F-9.

Report of Independent Registered Public Accounting Firm, page F-12

2.Since Note 9 was restated subsequent to December 12, 2014, please ask your auditors to revise the restatement date accordingly

Response

Our auditors have revised the restatement date accordingly to January 7, 2015.

Exhibit 23.2. Consent of Independent Registered Public Accounting Firm

3. Please revise to include a reference to Note 9 and the related date of the restatement.

Response

Our auditors have revised their consent to include reference to Note 9 and the related date of restatement.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham

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